UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. __)

	Under the Securities Exchange Act of 1934


Versar, Inc.
	(Name of Issuer)

Common Stock
	(Title of Class of Securities)

925297103
	(CUSIP Number)


December 31, 2010
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 925297103	SCHEDULE 13G	Page 2 of 5


1	Name of Reporting Person	Tapestry Investment Partners, LP
	IRS Identification No. of Above Person	30-0175212

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Rhode Island

			5	Sole Voting Power

				665,500

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				665,500

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	665,500

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	7.16%

12	Type of Reporting Person (See Instructions)

	OO, PN


CUSIP No. 925297103	SCHEDULE 13G	Page 3 of 5


Item 1(a).	Name of Issuer.

	Versar, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	6850 Versar Center, Springfield, Virginia  22151

Item 2(a).	Names of Persons Filing.

	Tapestry Investment Partners, LP.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The office address for Tapestry Investment Partners, LP
is 1000 Chapel View Boulevard, Suite 240, Cranston, RI  02920

Item 2(c).	Citizenship.

	Tapestry Investment Partners, LP is a Rhode Island limited partnershipn.

Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	925297103

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).


CUSIP No. 925297103	SCHEDULE 13G	Page 4 of 5


(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution: [ ]

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not Applicable.



CUSIP No. 925297103	SCHEDULE 13G	Page 5 of 5


Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Tapestry Investment Partners, LP certifies that, to the best of its knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	February 14, 2011

	Tapestry Investment Partners, LP



	/s/ Gary S. Siperstein
	_____________________________
	By:  Gary S. Siperstein
	its: General Partner's Managing Member